SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Second Quarter Earnings Release and Conference Call Scheduled for August 15, 2006 dated August 10, 2006.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold's Second Quarter Earnings Release and Conference Call Scheduled for August 15, 2006

Thursday August 10, 6:29 am ET

PETACH TIKVA, Israel, August 10 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today announced that it will release its second quarter results on Tuesday, August 15, 2006, before the market is opened. On the same day, Management will host an interactive teleconference to discuss the results at 10:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1-866-229-7198 from within the U.S. or 1-866-485-2399 from within Canada, 0-800-917-5108 from within the U.K., or +972-3-918-0600 from other international locations. The call will also be broadcast live through the company's Website, www.igld.com, and will be available there for replay during the next 30 days.

The management of IGLD will be in the U.S in mid-September and the CEO and CFO will be available to meet with institutions during their visits to the east and west coasts. . Institutions wishing to meet with them are invited to contact Ms. Idit Azulay for coordination.

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its smile.communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its smile.media segment manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold has entered into an agreement to acquire 60% of the control and equity in 012 Golden Lines Ltd ("012") based on a valuation of US$ 140 million. 012 is a major Internet Service Provider with revenues of $ 138.8 million in 2005 and is also a leader in Israel's Voice Over Broadband domestic telephony.

The agreement is subject to the approval of both boards of directors and the relevant regulatory authorities. According to the agreement, following the acquisition, 012 will merge with IGLD's Communications activities.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq National Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Internet Gold
    Idit Azulay,
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  August 10, 2006